UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PinstripesnyC, inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.0001 PER SHARE

(Title of Class of Securities)

None
(CUSIP Number)

July 2, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Ellenoff Grossman & Schole, LLP; 13-3643185

2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power

376,344

	6.	Shared Voting Power

0

	7.	Sole Dispositive Power

376,344

	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,344

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. None

Item 1(a).	Name of Issuer

PinstripesNYC, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174

Item 2(a).	Names of Person Filing

Ellenoff Grossman & Schole LLP (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

150 East 42nd Street, 11th Floor, New York, New York 10017

Item 2(c).	Citizenship

New York

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e).	Cusip Number

None

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

As of July 2, 2012 the Reporting Person owns 376,344 shares of the Issuer’s common stock, representing 7% of the total common stock issued and outstanding. The Reporting Person has the sole power to vote or to direct the vote of all 376,344 shares owned. The Reporting Person also has the sole power to dispose or to direct the disposition of all 376,344 shares owned. This Amendment No. 1 is filed to clarify that the Reporting Person received the shares on July 2, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELLENOFF GROSSMAN & SCHOLE LLP

By:	/s/ Barry Grossman
Name: Barry Grossman
Title: Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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